December 11, 2006

Via EDGAR

Mail Stop 4561 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549
Attn:	Ms. Barbara C. Jacobs, Assistant Director Ms. Maryse Mills-Apenteng

RE:	Attunity Ltd. Registration Statement on Form F-3 Filed on October 17, 2006 (as amended by Pre-Effective Amendment No. 1, filed on November 21, 2006.) File No. 333-138044

Dear Ms. Jacobs and Ms. Mills-Apenteng:

        Attunity Ltd. (“Attunity”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 13, 2006, at 3:00 p.m., EST, or as soon thereafter as is practicable.

        Attunity acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

—	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Attunity from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

—	Attunity may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Barbara C. Jacobs
Ms. Maryse Mills-Apenteng
December 11, 2006

        Attunity understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that Attunity is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours, /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer